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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **February 26, 2008**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-49685**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1030 West Georgia St, #1518	**V6E 2Y3**
Vancouver, British Columbia, Canada	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-2646

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective 2/26/2008, David J.L. Williams resigned from the Company's Board of Directors. He was a member of the Audit Committee.

Section 7. Regulation FD

Item 7.01   Regulation FD Disclosure.

Bi-Optic Ventures Inc. (the "Company") wishes to announce the resignation of Mr. David J.L. Williams from the Company's board of directors effective immediately. The Company wishes to thank Mr. Williams for his past efforts and wishes him all the best in his future endeavors. Refer to the press release in Exhibit 99.1 for additional information.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:
    99.1. Press Release; dated 2/26/2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>February 27, 2008</u>   <u>Bi-Optic Ventures Inc.</u>
                                    (Registrant)

<u>/s/ *Harry Chew*</u>
(Signature)
(Harry Chew, Co-Chairman, CFO/Director)

Exhibit 99.1

BI-OPTIC VENTURES INC.
1030 Georgia Street West, Suite 1518
Vancouver, British Columbia V6E 2Y3

Telephone: (604) 689-2646
Facsimile: (604) 689-1289

February 26, 2008

SYMBOL: TSX: BOV.H
OTCBB: BOVKF

RESIGNATION

Bi-Optic Ventures Inc. (the “Company”) wishes to announce the resignation of Mr. David J.L. Williams from the Company’s board of directors effective immediately. The Company wishes to thank Mr. Williams for his past efforts and wishes him all the best in his future endeavors.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Chew”
Harry Chew, Co-Chairman, CFO and director

Telephone: (604) 689-2646

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This News Release contains "forward-looking statements". These forward-looking statements may include, but are not limited to, statements regarding the Company's strategic plans, potential uses for the products to be derived from the provisional patent applications described herein, timing, potential for the completion of various financings, the proposed directors, senior officers, and insiders of the Company, future issued and outstanding securities capital, change of name, and the payment of a finder's fee. Forward-looking statements express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.

Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; results of due diligence; changes in market conditions; changes in corporate status; failure of products, plants, laboratories, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the technology industry; delays in obtaining governmental approvals or financing or in the completion of product development, testing, or patenting; environmental risks and hazards.